OPERATING AGREEMENT
OF
Perkins Crossing, LLC

ARTICLE I
Generally

Section 1. Adoption and Declaration

This Operating Agreement (the "Agreement") of Perkins Crossing, LLC (the "Company") is hereby adopted on this 29th day of May, 2026, by Debra K. Raymer Perkins, a married person and John M. Perkins, a married person. (the "Members"). This Agreement constitutes Members' declaration of an "operating agreement" as defined in Section 347.015 (13) of the Missouri Limited Liability Company Act, Sections 347.010 to 347.187 of the Revised Statutes of Missouri (the "Act") and is being adopted as required by Section 347.081 of the Act. It is the express intention of the Members that the Agreement is the operating agreement relating to the Company shall govern, even when lawfully different than, the provisions of the Act or any other law or rule. To the extent any provision of this Agreement is prohibited or ineffective under the Act, the Agreement shall be considered amended to the least degree possible in order to make the Agreement effective under the Act. In the event the Act is subsequently amended or interpreted in such a way to make any provision of the Agreement that was formerly invalid valid, such provision shall be considered to be valid from the effective date of such interpretation or amendment.

Section 2. Name

The name of the Company is Perkins Crossing, LLC, and all business of the Company shall be conducted under that name to the extent permitted by applicable law.

Section 3. Effective Date

The Agreement shall become effective upon the filing and acceptance of the Company's Articles of Organization with the Secretary of State of Missouri.

Section 4. Term

The duration of the Company shall be perpetual, unless the Company shall be dissolved and its affairs wound up in accordance with the Act or Agreement (the "Term").

Section 5. Registered Agent and Office

The registered agent for the service of process and the registered office shall be that person and location reflected in the Articles of Organization as filed in the Office of the Secretary of State. The Manager may, from time to time, change the registered agent or office through appropriate filings with the Secretary of State. In the event the registered agent ceases to

act as such for any reason or the registered office shall change, the Manager shall promptly designate a replacement registered agent or file a notice of change of address, as the case may be, and otherwise comply with the Act in this regard.

Section 6. Company Property

All the rights, title, interests, and properties of any nature whatsoever, tangible and intangible, owned or hereafter acquired or received by the Company are herein the "Property," and such Property is and shall be held in the name of the Company.

Section 7. Members Authority

Except as otherwise provided in this Agreement, Members shall have no authority to act for, or assume any obligations or responsibility on behalf of, the Company.

Section 8. Principal Place of Business

The principal place of business of the Company shall be 77 Glen Oaks Drive, Blue Eye, MO 65611 or such other place or places as the Manager shall designate in writing.

ARTICLE II
Management

Section 1. Manager

There shall be at all times one (1) manager (the "Manager") of the Company selected by the Members. The initial Manager of the Company is Debra K. Raymer Perkins.

Section 2. Management of the Company

(a) The Manager shall be responsible for and shall have authority for conducting the ordinary and usual business and affairs of the Company unless limited or otherwise provided by this Agreement.

(b) Notwithstanding the provisions of paragraph (a) of this Section, the Members (and not the Manager) shall determine the compensation of Manager and have exclusive authority with respect to the merger, consolidation, conversion, or sale of substantially all the assets of the Company and the admission and expulsion of members.

ARTICLE III
Capital

Section 1. Contributions to Capital

The capital contributions of the Members on the books of the Company shall bear no interest except as otherwise provided herein or required by the Act and shall reflect the fair market value of all property contributed by the Members.

Section 2. Capital Accounts

To the extent required, a capital account has been established for the Members, and shall be maintained and adjusted in accordance with applicable tax or accounting principles.

ARTICLE IV
Allocations, Accounting

Section 1. Allocations

All profits, gains, losses, income, deductions, and credits shall be allocated to the Members

Section 2. Accounting

(a) The fiscal year of the Company shall be the calendar year.

(b) Books of account of the Company shall be kept and maintained at all times at the principal place of business of the Company.

ARTICLE V
Dissolution and Winding Up

Section 1. Dissolution

The Company shall be dissolved and its affairs wound up upon the first to occur of the following events (which, unless the Member agrees to continue the business, shall constitute dissolution events):

(a) the expiration of the Term, unless the business of the Company is continued with the consent of a majority in interest of the Members; or

(b) the unanimous written consent of all of the Members.

Section 2. Effect of Dissolution

Upon dissolution, the Company shall cease carrying on (as distinguished from the winding up of) the Company business, but the Company shall not be terminated, but shall continue until the winding up of the affairs of the Company is completed and articles of termination have been filed with the Secretary of State.

Section 3. Winding Up and Certificate of Dissolution

The winding up of the Company shall be completed when all debts, liabilities, and obligations of the Company have been paid and discharged or reasonably adequate provision therefor has been made, and all of the remaining Property has been distributed. Upon the completion of winding up of the Company, articles of termination shall be delivered to the Secretary of State, which shall set forth the information required by the Act.

ARTICLE VI
Distribution on Liquidation

In the event of the sale or other disposition of all or substantially all of the Property or the dissolution and termination of the Company for any other reason, the Company shall be dissolved and liquidated, and all of the Property shall be distributed as follows and in the following order of priority:

(a) All of the Property, if any, other than cash, shall be sold or collected and turned into cash as expeditiously as possible.

(b) All of the Company's debts, liabilities, and obligations (excluding any loans or advances by the Members) shall be paid in full or reserves therefor shall be set aside.

(c) All of the Company's debts, liabilities, and obligations to the Members shall be paid, but if the amount available therefor shall be insufficient, then pro rata on account thereof.

(d) Any amount remaining shall be distributed to the Members.

ARTICLE VII
General

Section 1. Governing Law

This Agreement and the rights and obligations of the Members and the Members' successors and assigns hereunder shall be interpreted, construed, and enforced in accordance with the laws of the State of Missouri.

Section 2. Entire Agreement

This Agreement contains the entire operating agreement with respect to the Company. No variations, modifications, or changes herein or hereof shall be binding unless set forth in a document duly executed by or on behalf of the Members.

Section 3. Binding Agreement

Subject to the restrictions on transfers and encumbrances set forth herein, this Agreement shall inure to the benefit of and be binding upon the Members and the Members' personal representative, successors and assigns.

Section 4. Rights of Creditors and Third Parties Under Company Agreement.

This Agreement is adopted and declared by the Members for the exclusive benefit of the Members and the Members' personal representative, successors, and assigns. This Agreement is expressly not intended for the benefit of any creditor of the Company or any other person. Except and only to the extent provided by applicable statute, no such creditor or third party shall have any rights under this Agreement or any agreement between the Company and the Members with respect to any capital contribution or otherwise.

IN WITNESS WHEREOF, this Agreement is executed, adopted and declared effective as of the date first above written.

Debra K. Raymer Perkins, Managing Member

John M. Perkins